Exhibit 99.1

Nord Anglia Education Reports Unaudited Financial Results for the Fourth Quarter and Full Year Ended August 31, 2015

HONG KONG, Nov. 16, 2015 /PRNewswire/ -- Nord Anglia Education, Inc. (NYSE: NORD), the world’s leading premium schools organization, today announced unaudited financial results for the fourth quarter and full year ended August 31, 2015.

Fourth quarter FY2015 highlights (compared to fourth quarter FY2014):

•                  Average full time equivalent students (FTEs) increased 32.0% from 18,154 to 23,956

•                  Revenue increased 38.4% (42.9% on a constant currency basis) from $64.1 million to $88.7 million

•                  Revenue from premium schools increased 41.6% (45.8% on a constant currency basis) from $59.4 million to $84.1 million

•                  Adjusted EBITDA decreased $4.8 million from $1.2 million to a loss of $3.6 million

•                  Adjusted Net Income decreased $7.8 million from a loss of $15.2 million to a loss of $23.0 million

•                  Adjusted EPS decreased from a loss of $0.16 to a loss of $0.22

Full fiscal year ended August 31, 2015 highlights (compared to full year ended August 31, 2014):

•                  Average full time equivalent students (FTEs) increased 28.7% from 17,313 to 22,286

•                  Revenue increased 21.6% (25.2% on a constant currency basis) from $474.6 million to $577.0 million

•                  Revenue from premium schools increased 23.4% (27.6% on a constant currency basis) from $456.4 million to $563.2 million

•                  Adjusted EBITDA increased 8.6% (10.1% on a constant currency basis) from $127.4 million to $138.3 million

•                  Adjusted Net Income increased from $22.8 million to $46.6 million

•                  Adjusted EPS increased from $0.27 to $0.47

“We are very pleased to report robust operating and financial results in the fourth quarter of fiscal 2015, completing a strong year for Nord Anglia Education,” said Andrew Fitzmaurice, Nord Anglia Education CEO.

“2015 was a very active year for Nord Anglia Education.  We completed ten school acquisitions across China, Europe, South East Asia and North America, launched a new greenfield school in Chicago, commenced construction of a new school campus in Houston and began an innovative collaboration with The Juilliard School.  At the same time, we have focused on driving enrollment at our schools and achieved 11% organic enrollment growth for the start of fiscal 2016 compared to the start of fiscal 2015.  These achievements have further strengthened our position as the world’s leading premium schools organization.”

“Our schools now educate over 34,000 students around the world and as in past years we expect that our student numbers will continue to grow during fiscal 2016.  Our commitment to ensuring that every student achieves highly is evidenced by their continued outstanding academic results, which significantly exceed global averages.  We believe that our focus on delivering the highest possible quality of education to our students ensures Nord Anglia Education’s ongoing success,” Fitzmaurice continued.

Fourth quarter FY2015 results

Our average full time equivalent students (FTEs) in the three months ended August 31, 2015 were 23,956, a 32.0% increase over the average FTEs in the three months ended August 31, 2014 of 18,154. Average capacity and utilization were 34,539 seats and 69% in the three months ended August 31, 2015 compared to 22,937 seats and 79% in the three months ended August 31, 2014.

Nord Anglia Education recognizes revenue and direct costs of our schools primarily over the ten months of the academic year to June.  This means that our fourth quarter results generally include one month of revenue and cost of sales, but three months of selling, general and administrative expenses. This results in reduced operating profit for the fourth quarter compared to the first three quarters of the fiscal year.  In addition, in the fourth quarter of fiscal 2015 we completed the acquisition of six schools from Meritas on June 25, 2015.  The timing of this acquisition at the end of the academic year negatively impacted our operating profit in the fourth quarter of fiscal 2015 and in the full fiscal year 2015 as they include more than two full months of selling, general and administrative expenses and very little gross margin contribution from the Meritas acquisition.

Revenue increased $24.6 million to $88.7 million in the fourth quarter of fiscal 2015 from $64.1 million in the same period in fiscal 2014.  This was primarily driven by increased FTEs and tuition fees at our existing schools as well as the impact of our acquisitions in Vietnam, China, Switzerland, Mexico and North America.

Our gross profit margin decreased to 29.8% in the fourth quarter of fiscal 2015 from 32.4% in the same period of fiscal 2014, primarily due to the adverse impact of our loss-making greenfield schools opened in Dubai and Aubonne, strong growth in the lower margin Middle East/South East Asia region and the acquisition of four schools in Vietnam and six schools from Meritas with a lower gross margin than our existing schools.  These negative impacts were partially offset by tuition fee increases in excess of cost inflation and increased FTEs within our schools.

Adjusted EBITDA decreased by $4.8 million from $1.2 million in the fourth quarter of fiscal 2014 to a loss of $3.6 million in the fourth quarter of fiscal 2015. Our Adjusted EBITDA margin in the fourth quarter of fiscal 2015 was negative 4.0%, down from 1.9% in the same period of fiscal 2014.  Adjusted EBITDA in the fourth quarter of fiscal 2015 was negatively impacted by the timing of the acquisition of the six schools from Meritas and the inclusion of losses from our start-up schools in Aubonne and Dubai.  Excluding our loss making start-up schools, our Adjusted EBITDA in the fourth quarter of fiscal 2015 would have been $2.5 million higher at negative $1.1 million and our Adjusted EBITDA margin would have been 2.8% better at negative 1.2%.

Adjusted net income decreased by $7.8 million to a loss of $23.0 million in the fourth quarter of fiscal 2015 compared to a loss of $15.2 million in the same period in fiscal 2014, largely due to the negative impact from the timing of the Meritas acquisition and the additional debt incurred to finance the Vietnam and Meritas acquisitions in fiscal 2015.

Full fiscal year ended August 31, 2015 results

Average FTEs in fiscal 2015 were 22,286, a 28.7% increase over the average FTEs in fiscal 2014 of 17,313.  Average capacity and utilization were 31,358 seats and 71% in fiscal 2015 compared to 22,007 seats and 79% in fiscal 2014.  The reduction in utilization was primarily due to the schools we acquired in Vietnam with 44% utilization on acquisition and the opening of our new schools in Dubai and Aubonne.

Revenue increased $102.4 million to $577.0 million in fiscal 2015 from $474.6 million in fiscal 2014.  This increase was due to increases in FTEs and tuition fees at our existing schools and the impact of the schools we acquired in Singapore and Cambodia in fiscal 2014 and in Vietnam, China, Mexico, Switzerland and the United States in fiscal 2015.

Our gross profit margin decreased to 38.9% in fiscal 2015 from 40.9% in fiscal 2014, largely due to the adverse impact of the loss-making schools opened in Dubai and Aubonne, strong growth in the lower margin Middle East/South East Asia region and the acquisition of schools in Vietnam and from Meritas with a lower gross margin than our existing schools, partially offset by tuition fee increases in excess of cost inflation and increased FTEs within our schools.

Adjusted EBITDA increased by $10.9 million to $138.3 million in fiscal 2015 from $127.4 million in fiscal 2014.  Our Adjusted EBITDA margin in fiscal 2015 was 24.0%, down from 26.8% in fiscal 2014.  Adjusted EBITDA in fiscal 2015 was negatively impacted from the timing of the acquisition of the six schools from Meritas and the inclusion of losses from our start-up schools in Aubonne and Dubai.  Excluding our loss making start-up schools which contributed revenue of $17.9 million, our Adjusted EBITDA in fiscal 2015 would have been $6.4 million higher at $144.7 million and our Adjusted EBITDA margin would have been 1.9% better at 25.9%.

Adjusted net income increased by $23.8 million to $46.6 million in fiscal 2015 from $22.8 million in fiscal 2014.  This improvement was primarily due to the increase in Adjusted EBITDA and a $16.6 million reduction in our net interest charge, partially offset by the timing of the Meritas acquisition which had a negative impact on operating profit.

Balance Sheet and Cash Flow

During fiscal 2015, net cash generated from operating activities was $106.5 million compared to net cash used in operating activities of $51.3 million in fiscal 2014. The increase was due to a cash inflow from changes in working capital of $51.1 million compared to $14.7 million in fiscal 2014, decreased interest paid of $31.2 million in fiscal 2015 compared to $73.4 million in fiscal 2014, lower tax paid of $19.9 million in fiscal 2015 compared to $25.2 million in fiscal 2014 and the payment of bond redemption expenses of $77.0 million in fiscal 2014.

Cash used in investing activities increased from $87.3 million in fiscal 2014 to $709.6 million in fiscal 2015.  In fiscal 2015, we invested $640.2 million (net of cash acquired) for the acquisition of ten schools in Vietnam, China, Mexico, Switzerland and the United States and $62.3 million in capital expenditure.

Net cash provided by financing activities increased from $133.7 million in fiscal 2014 to $680.6 million in fiscal 2015, primarily from the proceeds of the issuance of share capital ($126.2 million), the issuance of our 5.75% senior secured notes ($217.7 million) and the increase in our term loan facilities during fiscal 2015 ($390.0 million) offset by repayment of our revolving credit facility ($20.0 million) and repayments on our term loan facilities ($6.5 million).  Cash and cash equivalents (net of a bank overdraft on our notional pooling accounts) as of August 31, 2015, was $226.3 million compared to $166.2 million as at August 31, 2014.

FY2016 Business Outlook

The company is reiterating its expectations for fiscal 2016 as follows:

•                  Revenue in the range of $850 - $870 million (47.3-50.8% growth or 49.8-53.3% growth on a constant currency basis)

•                  Adjusted EBITDA in the range of $215 - $225 million (55.5-62.7% growth or 58.5-65.7% growth on a constant currency basis)

•                  Adjusted Net Income in the range of $70 - $75 million

•                  Diluted adjusted earnings per share in the range of $0.67 - $0.72

•                  Diluted weighted average shares of approximately 104.5 million shares

Revised Basis of Presentation of Regional Key Operating Data and Supplementary Financial Information

As previously disclosed, as a result of our growth in each of the Middle East and South East Asia, we will report key operating data and supplementary financial information separately for the Middle East and South East Asia commencing with the first quarter of fiscal 2016.  See “Nord Anglia Education, Inc. Key Operating Data and Supplementary Financial Information: Revised Basis of Presentation of Regional Data” below for our key operating data and supplementary financial information for the fourth quarter of fiscal 2015 after giving effect to our new basis of presentation.  Our key operating data and supplementary financial information for each of the first three quarters of fiscal 2015 after giving effect to our new basis of presentation are included in our report on Form 6-K furnished to the SEC on November 13, 2015.

Conference Call Details

Nord Anglia Education will host an investor conference call today at 5:00 pm ET.  Interested parties are invited to listen to the conference call by dialling in using the following numbers:

United States/Canada Toll Free: 877 407 0784
International: +1 201 689 8560

An audio replay of the conference call will be available through November 23, 2015 by dialling the following:

United States/Canada Toll Free: 877 870 5176
International: +1 858 384 5517
Replay Conference ID: 13621053

A live webcast of the conference call will be available via the investor relations section of www.nordanglia.com and will be archived on the website for a limited time immediately following the call.  A copy of this press release is also available on the website.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this release is preliminary and subject to adjustments and modifications. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended August 31, 2015 is still in progress. Adjustments and modifications to the financial statements may be identified during the course of this audit work, which could result in significant differences from this preliminary unaudited financial information.

Forward-Looking Statements

This press release includes statements that express our current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward looking statements”.  These forward looking statements can generally be identified by the use of forward-looking terminology, including the terms “believe,” “expect,” “may,” “will,” “should,” “seek,” “project,” “approximately,” “intend,” “plan,” “estimate” or “anticipate,” or, in each case, their negatives or other variations or comparable terminology.  These forward-looking statements include all matters that are not historical facts.  They appear in a number of places throughout this press release and include statements regarding our intentions, beliefs or current expectations concerning among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements relate to events that involve risks and uncertainties or that depend on circumstances that may or may not occur in the future.  We believe that these risks and uncertainties include, but are not limited to, those under “Risk Factors” in our most recent Annual Report on Form 20-F filed with the SEC.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition, liquidity, prospects, growth, strategies and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this press release.  In addition, even if our results of operations, financial condition, liquidity, prospects, growth strategies and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in subsequent periods.  Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements.  Any forward-looking statement that we make in this press release speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments.

Non-GAAP Supplemental Financial Measures

We use EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit as supplemental financial measures of our operating performance. We define EBITDA as (loss)/profit for the period plus income tax expense, net financing (expense)/income, exceptional items, impairment of goodwill, amortization and depreciation, and we define Adjusted EBITDA as EBITDA adjusted for the items set forth in the reconciliation table elsewhere in this press release. We define Adjusted Net Income as Adjusted EBITDA adjusted for the items in the reconciliation table elsewhere in this press release. We define Adjusted Earnings per Ordinary share as Adjusted Net Income divided by the weighted average ordinary shares outstanding for the period.  We define Adjusted Cost of Sales as cost of sales excluding Premium School land and building operating lease costs and depreciation charges arising from tangible assets owned by Premium Schools, and we define Adjusted Gross Profit as revenue less Adjusted Cost of Sales.  EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit are not standard measures under IFRS. These measures should not be considered in isolation or construed as alternatives to cash flows, net income, earnings per ordinary share or any other measure of financial performance or as indicators of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. We may incur expenses similar to the adjustments in this presentation in the future and certain of these items could be recurring. EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit presented herein may not be comparable to similarly titled measures presented by other companies.  Nord Anglia Education is not able to provide a reconciliation of projected non-GAAP financial measures to expected reported results due to the uncertainty of the reported line items referred to above.

About Nord Anglia Education, Inc.

Nord Anglia Education (NYSE: NORD) is the world’s leading premium schools organisation. Our 42 international schools are located in China, Europe, the Middle East, Southeast Asia and North America. Together, they educate more than 34,300 students from kindergarten through to the end of secondary education.  We are driven by one unifying philosophy — we are ambitious of our students, our people and our family of schools. Our schools deliver a high quality education through a personalized approach enhanced with unique global opportunities to enable every student to succeed. We primarily operate in geographic markets with high foreign direct investment, large expatriate populations and rising disposable income. We believe that these factors contribute to high demand for premium schools and strong growth in our business.  Nord Anglia Education is headquartered in Hong Kong SAR, China. Our website is www.nordangliaeducation.com.

Investors:

Vanessa Cardonnel

Corporate Finance and Investor Relations Director - Nord Anglia Education

Tel: +852 3951 1130

Email: vanessa.cardonnel@nordanglia.com

Kevin Doherty

Managing Director, Investor Relations - Solebury Communications Group LLC

Tel: +1 203 428 3233

Email: kdoherty@soleburyir.com

Media:
Sarah Doyle
Head of Brand - Nord Anglia Education
Tel: +852 3951 1144

Email: sarah.doyle@nordanglia.com

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED INCOME STATEMENT
(in $ millions, except share data)

	Three Months Ended August 31,		Twelve Months Ended August 31,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)
Revenue	88.7	64.1	577.0	474.6
Cost of sales	(62.2)	(43.3)	(352.6)	(280.3)
Gross profit	26.5	20.8	224.4	194.3

Selling, general and administrative expenses	(38.5)	(27.9)	(125.1)	(92.9)
Depreciation	(0.2)	(0.9)	(0.7)	(2.0)
Amortization	(2.2)	(3.1)	(13.7)	(10.4)
Other losses	(3.0)	—	(3.0)	—
Exceptional expenses	(15.6)	(3.4)	(20.1)	(100.2)
Total expenses	(59.5)	(35.3)	(162.6)	(205.5)

Operating (loss)/profit	(33.0)	(14.5)	61.8	(11.2)

Finance income	1.1	0.6	2.8	2.0
Finance expense	(15.7)	(7.7)	(39.7)	(55.5)
Net finance expense	(14.6)	(7.1)	(36.9)	(53.5)

(Loss)/profit before income tax	(47.6)	(21.6)	24.9	(64.7)
Income tax credit/(expense)	7.0	(3.0)	(12.9)	(25.7)
(Loss)/profit for the period	(40.6)	(24.6)	12.0	(90.4)

(Loss)/profit attributable to:
- Owners of the parent	(41.1)	(24.6)	10.8	(90.4)
- Non-controlling interest	0.5	—	1.2	—
(Loss)/profit for the period	(40.6)	(24.6)	12.0	(90.4)

(Loss)/earnings per ordinary share(1) (in dollars)
Basic	(0.40)	(0.25)	0.11	(1.07)
Diluted	(0.40)	(0.25)	0.11	(1.07)

(1) (Loss)/earnings per ordinary share is calculated by dividing (loss)/profit for the period attributable to owners of the parent by the weighted average ordinary shares outstanding for the period. For the three months ended August 31, 2015 the basic and diluted weighted average ordinary shares outstanding were 103.2 million and 103.3 million ordinary shares, respectively. For the three months ended August 31, 2014 the basic and diluted weighted average ordinary shares outstanding were 97.7 million and 97.8 million ordinary shares, respectively. For the twelve months ended August 31, 2015 the basic and diluted weighted average ordinary shares outstanding were 99.4 million and 99.5 million ordinary shares, respectively.  For the twelve months ended August 31, 2014 the basic and diluted weighted average ordinary shares outstanding were 85.1 million and 85.1 million ordinary shares, respectively.

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(in $ millions)

	August 31, 2015	August 31, 2014
	(unaudited)
Non-current assets
Property, plant and equipment	450.3	140.1
Intangible assets	1,410.4	801.5
Investments in joint ventures and associates	0.5	0.5
Trade and other receivables	37.9	9.2
Deferred tax assets	73.3	20.9
	1,972.4	972.2

Current assets
Tax receivable	1.2	1.6
Trade and other receivables	79.3	94.8
Cash and cash equivalents (excluding bank overdrafts)	317.0	256.4
	397.5	352.8
Total assets	2,369.9	1,325.0

Current liabilities
Trade and other payables	(165.2)	(63.7)
Other interest-bearing loans and borrowings	(98.8)	(113.4)
Finance lease liabilities	(0.3)	—
Deferred revenue	(467.0)	(324.0)
Provisions for other liabilities and charges	(0.0)	(0.5)
Current tax liabilities	(2.9)	(1.7)
	(734.2)	(503.3)

Non-current liabilities
Other interest-bearing loans and borrowings	(1,066.3)	(499.2)
Derivative financial instruments	(3.0)	—
Finance lease liabilities	(47.5)	—
Other payables	(70.2)	(55.9)
Retirement benefit obligations	(46.6)	(25.8)
Provisions for other liabilities and charges	(1.7)	(1.2)
Deferred tax liabilities	(118.1)	(45.5)
	(1,353.4)	(627.6)

Total liabilities	(2,087.6)	(1,130.9)

Net assets	282.3	194.1
Equity attributable to equity holders of the parent
Share capital	1.0	1.0
Share premium	735.2	597.1
Other reserves	6.9	10.3
Currency translation reserve	(53.2)	(1.1)
Shareholders’ deficit	(411.5)	(413.2)
	278.4	194.1
Non-controlling Interest	3.9	—
Total shareholders’ funds	282.3	194.1

NORD ANGLIA EDUCATION, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(in $ millions)

	Twelve months ended
	August 31, 2015	August 31, 2014
	(unaudited)
Cash flows from operating activities
Profit/(loss) for the year before taxation	24.9	(64.7)
Adjustments for:
Depreciation and amortization	48.3	33.8
Other losses	3.0	—
Refinancing fees	—	10.0
Payment of bond redemption expenses and commitment fees	10.0	77.0
Other non-cash items	(6.8)	(3.2)
Difference between pension contribution paid and amounts recognized in the consolidated income statement	(2.9)	—
Loss on sale of property, plant and equipment and intangible assets	0.3	0.1
Net financing expense	36.9	53.5
Equity settled share-based payment expenses	2.8	3.1

	116.5	109.6
Decrease/(increase) in trade and other receivables	21.9	(8.4)
Increase in trade and other payables	29.2	23.1

Cash generated from operations	167.6	124.3

Payment of bond redemption expenses and commitment fees	(10.0)	(77.0)
Interest paid	(31.2)	(73.4)
Tax paid	(19.9)	(25.2)

Net cash generated from/(used in) operating activities	106.5	(51.3)

Cash flows from investing activities
Proceeds from sale of property, plant and equipment and intangible and assets	0.5	0.1
Purchase of intangible assets	(1.7)	(0.7)
Purchase of convertible notes	(7.5)	—
Acquisition of subsidiary, net of cash acquired	(640.2)	(35.1)
Acquisition of property, plant and equipment	(62.3)	(53.6)
Interest received	1.6	2.0

Net cash used in investing activities	(709.6)	(87.3)

Cash flows from financing activities
Proceeds from the issue of share capital	126.2	323.8
Transaction cost on issue of shares	(7.3)	—
Proceeds from new loan	471.1	577.0
Proceeds from bond	217.7	—
Repayment of borrowings	(107.7)	(697.2)
Payment of borrowing expenses	(19.3)	—
Debentures issued	—	8.6
Distribution to parent	—	(15.0)
Share capital redemption	—	(63.5)
Dividends paid	(0.1)	0.0

Net cash generated from financing activities	680.6	133.7

Net increase/(decrease) in cash and cash equivalents	77.5	(4.9)
Cash and cash equivalents at September 1	166.2	171.1
Effect of exchange rate fluctuations on cash held	(17.4)	(0.0)

Cash and cash equivalents at August 31 (including overdrafts)	226.3	166.2

Bank overdrafts	90.7	90.2
Cash and cash equivalents at August 31 (excluding overdrafts)	317.0	256.4

NORD ANGLIA EDUCATION, INC.
KEY OPERATING DATA AND SUPPLEMENTARY FINANCIAL INFORMATION

Key Operating Data

We use the following key operating metrics to manage our schools:   FTEs, capacity, utilization and revenue per FTE.  We monitor FTEs on a weekly basis and the other operating metrics on a monthly, quarterly and annual basis, as we believe that they are the most reliable metrics for measuring the profitability of our schools.

	Three Months Ended August 31,		Year Ended August 31,
	2015	2014	2015	2014

Full-time equivalent students (average for the period)(1)
China	5,290	4,820	5,228	4,827
Europe	4,668	4,535	4,624	4,514
Middle East/South East Asia	11,141	6,029	9,618	5,230
North America	2,857	2,770	2,816	2,742
Total	23,956	18,154	22,286	17,313

Capacity (average for the period)(2)
China	7,756	6,964	7,756	6,964
Europe	6,084	5,322	6,084	5,322
Middle East/South East Asia	16,939	6,891	13,758	5,961
North America	3,760	3,760	3,760	3,760
Total	34,539	22,937	31,358	22,007

Utilization (average for the period)(3)
China	68%	69%	67%	69%
Europe	77%	85%	76%	85%
Middle East/South East Asia	66%	87%	70%	88%
North America	76%	74%	75%	73%
Total	69%	79%	71%	79%

Revenue per FTE (in $ thousands) (4)
China	4.3	4.3	35.0	34.3
Europe	4.0	3.5	28.8	30.1
Middle East/South East Asia	2.2	2.5	17.1	16.4
North America	6.3	2.7	29.3	25.1
Total	3.5	3.3	25.3	26.4

(1)  We calculate average FTEs for a period by dividing the total number of FTEs at each calendar month end in the period by the number of calendar months in the period.

(2)  We calculate average capacity for a period as the total number of FTEs that can be accommodated in a school based on its existing classrooms at each academic calendar month divided by the number of months in such period.

(3)  We calculate utilization during a period as a percentage equal to the ratio of average FTEs for the period divided by average capacity for the period.

(4)  We calculate revenue per FTE by dividing our revenue from our schools for the period by the average FTEs for the period.

Supplementary Financial Data

The following table sets forth certain supplementary financial data for the periods indicated.

	Three Months Ended August 31,		% Variance
$ millions	2015	2014	Reported	Constant Currency
	(unaudited)	(unaudited)
Revenue (segment)

Premium Schools
China	22.9	20.9	9.9%	10.0%
Europe	18.5	16.0	15.6%	25.1%
ME/SEA	24.7	14.9	65.3%	71.0%
North America	18.0	7.6	136.8%	136.8%
Total Premium Schools	84.1	59.4	41.6%	45.8%
Other	4.6	4.7	(2.1)%	4.4%
Total Revenue	88.7	64.1	38.4%	42.9%

Adjusted EBITDA (segment)

Premium Schools
China	7.6	7.5	1.9%	1.9%
Europe	(6.1)	(1.8)	(248.3)%	(298.5)%
ME/SEA	1.2	2.3	(47.8)%	(46.9)%
North America	2.6	(0.2)	1938.2%	1937.7%
Total Premium Schools	5.3	7.8	(33.5)%	(34.9)%
Other	0.4	1.3	(60.4)%	(58.4)%
Central and regional expenses	(9.3)	(7.9)	(18.1)%	(20.5)%
Adjusted EBITDA	(3.6)	1.2	(392.3)%	(338.3)%

Adjusted Net Income	(23.0)	(15.2)

	Year Ended August 31,		% Variance
$ millions	2015	2014	Reported	Constant Currency
	(unaudited)
Revenue (segment)

Premium Schools
China	183.2	165.6	10.7%	11.3%
Europe	133.3	136.0	(1.9)%	8.7%
ME/SEA	164.1	86.0	90.8%	92.7%
North America	82.6	68.8	19.9%	19.9%
Total Premium Schools	563.2	456.4	23.4%	27.6%
Other	13.8	18.2	(24.0)%	(28.9)%
Total Revenue	577.0	474.6	21.6%	25.2%

Adjusted EBITDA (segment)

Premium Schools
China	85.0	78.4	8.3%	9.1%
Europe	17.1	26.0	(34.1)%	(28.6)%
ME/SEA	39.6	22.2	77.9%	78.8%
North America	25.8	23.2	11.6%	11.6%
Total Premium Schools	167.5	149.8	11.8%	13.8%
Other	1.5	4.0	(60.9)%	(59.1)%
Central and regional expenses	(30.7)	(26.4)	16.3%	21.6%
Adjusted EBITDA	138.3	127.4	8.6%	10.1%

Adjusted Net Income	46.6	22.8

We use EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit as supplemental financial measures of our operating performance. We define EBITDA as (loss)/profit for the period plus income tax expense, net financing (expense)/income, exceptional items, impairment of goodwill, amortization and depreciation, and we define Adjusted EBITDA as EBITDA adjusted for the items set forth in the table below. We define Adjusted Net Income as Adjusted EBITDA adjusted for the items in the table below. We define Adjusted Earnings per Ordinary share as Adjusted Net Income divided by the weighted average ordinary shares outstanding for the period. We define Adjusted Cost of Sales as cost of sales excluding Premium School land and building operating lease costs and depreciation charges arising from tangible assets owned by Premium Schools, and we define Adjusted Gross Profit as revenue less Adjusted Cost of Sales. EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit are not standard measures under IFRS. These measures should not be considered in isolation or construed as alternatives to cash flows, net income, earnings per ordinary share or any other measure of financial performance or as indicators of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. We may incur expenses similar to the adjustments in this presentation in the future and certain of these items could be recurring. EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit presented herein may not be comparable to similarly titled measures presented by other companies.

NORD ANGLIA EDUCATION, INC.
RECONCILIATION OF ADJUSTED COST OF SALES, ADJUSTED GROSS PROFIT, EBITDA, ADJUSTED EBITDA AND ADJUSTED NET INCOME

Set forth below is a reconciliation of Adjusted Cost of Sales, Adjusted Gross Profit, EBITDA, Adjusted EBITDA and Adjusted Net Income to the most directly comparable IFRS measure, (loss)/profit for the following periods:

	Three Months Ended		Year Ended
	August 31,		August 31,
$ millions	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)
Revenue	88.7	64.1	577.0	474.6
Cost of Sales	(62.2)	(43.3)	(352.6)	(280.3)
Rent Premium Schools	13.7	9.8	53.0	44.4
Depreciation Premium Schools	11.7	4.9	33.9	21.4
Adjusted Cost of Sales	(36.8)	(28.6)	(265.7)	(214.5)
Adjusted Gross Profit	51.9	35.5	311.3	260.1

(Loss)/profit for the period	(40.6)	(24.6)	12.0	(90.4)
Income tax (credit)/expense	(7.0)	3.0	12.9	25.7
Net financing expense(1)	14.6	7.1	36.9	53.5
Exceptional items(2)	15.6	3.4	20.1	100.2
Other losses(3)	3.0	—	3.0	—
Amortization	2.2	3.1	13.7	10.4
Depreciation	0.2	0.9	0.7	2.0
Depreciation in Cost of Sales	11.7	4.9	33.9	21.4
EBITDA	(0.3)	(2.2)	133.2	122.8

(Gain)/loss on disposal of property, plant and equipment(4)	(0.1)	—	0.3	—
FX (gain)/loss(5)	(8.3)	(1.3)	(3.9)	(4.0)
Share based payments(6)	0.7	0.6	2.8	3.1
Management fees — sponsor (7)	—	—	—	1.2
Greenfield pre-opening costs(8)	3.4	4.1	3.4	4.1
Rollout of Juilliard program(9)	0.4	—	0.7	—
China expat taxes(10)	0.0	—	1.1	—
Other	0.6	0.0	0.7	0.2
Adjusted EBITDA	(3.6)	1.2	138.3	127.4

Depreciation	(11.9)	(5.8)	(34.6)	(23.4)
Net Financing Expense(1)	(14.6)	(7.1)	(36.9)	(53.5)
Income Tax (Credit)/Expense	7.0	(3.0)	(12.9)	(25.7)
Tax Adjustments(11)	0.6	(0.5)	(6.1)	(2.0)
Non-controlling Interest	(0.5)	—	(1.2)	—
Adjusted Net (Loss)/Income	(23.0)	(15.2)	46.6	22.8
Adjusted (Loss)/Earnings per Ordinary Share (in $)(12)
Basic	(0.22)	(0.16)	0.48	0.27
Diluted	(0.22)	(0.16)	0.47	0.27

(1)                         In March 2014 we drew down in full on a new $515.0 million term loan facility and using proceeds from the loan and our initial public offering, we discharged our obligations under the indentures governing our $490.0 million 10.25% senior secured notes and $150.0 million 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of April 14, 2014.  In March 2015, we incurred $150 million of incremental loans under the facility to finance our acquisition of three schools in Vietnam and for general corporate purposes.  In June 2015, we incurred an additional $240 million of incremental loans under the facility and issued CHF 200 million in aggregate principal amount of 5.75% senior secured notes due 2022 to partially finance our acquisition of the Meritas Schools.

(2)                         In fiscal 2014, exceptional expenses primarily related to the costs associated with our initial public offering and refinancing and expenses related to the acquisitions of schools, including associated transaction and integration costs.  In fiscal 2014, we incurred exceptional charges of $89.9 million related to the redemption of our outstanding notes, including the release of $12.9 million of prepaid costs.  In fiscal 2015, exceptional expenses primarily related to the acquisition of schools, including associated transaction and integration costs and debt issuance costs in connection with the acquisitions that were not capitalized on the balance sheet.

(3)                         Relates to the put/call option for the remaining 10% interest in The British International Schools Group  (BIS Vietnam) we acquired on March 2, 2015.

(4)                         In fiscal 2014 and 2015, includes loss on disposal of property, plant and equipment associated with the termination of learning services contracts and the closure of associated offices in the UK.

(5)                         Represents foreign currency translational losses/(gains) primarily associated with our inter-company balances and in fiscal 2015 includes a foreign currency translational gain associated with the translation of our CHF200 million 5.75% Senior Secured Notes due 2022.

(6)                         Represents non-cash charges associated with equity investments in our company by members of management.

(7)                         Represents management fees paid to Premier Education Holdings Ltd.

(8)                         In fiscal 2014, includes the pre-opening costs associated with the opening of our schools in Hong Kong and Dubai in September 2014.  In fiscal 2015, includes the pre-opening costs associated with the opening of our second school in Chicago in September 2015.

(9)                         Represents the costs associated with the initial roll-out of The Juilliard-Nord Anglia Performing Arts Program which commenced in ten schools in September 2015.

(10)                    Represents costs associated with expat taxes levied on teacher salaries relating to the period prior to the year-ended August 31, 2014.

(11)                    Represents the tax impact associated with the exclusion of certain costs including exceptional items and amortization in calculating Adjusted Net Income based on the fiscal 2016 forecast tax rate of 28.5%.

(12)                      Calculated by dividing Adjusted Net Income for the period by the weighted average ordinary shares outstanding for the period.  For the year ended August 31, 2014, the basic and diluted weighted average ordinary shares outstanding were 85.1 million.  For the year ended August 31, 2015, the basic and diluted weighted average ordinary shares outstanding were 99.4 million and 99.5 million, respectively.

NORD ANGLIA EDUCATION, INC.
KEY OPERATING DATA AND SUPPLEMENTARY FINANCIAL INFORMATION
 REVISED BASIS OF PRESENTATION OF REGIONAL DATA

As previously reported, as a result of our growth in each of the Middle East and South East Asia, we will report key operating data and supplementary financial information separately for the Middle East and South East Asia commencing with the first quarter of fiscal 2016.  The tables below present our key operating data and supplementary financial information for the fourth quarter of fiscal 2015 after giving effect to our new basis of presentation.  Our key operating data and supplementary financial information for each of the first three quarters of fiscal 2015 after giving effect to our new basis of presentation are included in our report on Form 6-K furnished to the SEC on November 13, 2015.

Q4FY15

Full-time equivalent students (average for the period)(1)
China	5,290
Europe	4,668
Middle East	4,463
Southeast Asia	6,678
North America	2,857
Total	23,956

Capacity (average for the period)(2)
China	7,756
Europe	6,084
Middle East	5,251
Southeast Asia	11,688
North America	3,760
Total	34,539

Utilization (average for the period)(3)
China	68%
Europe	77%
Middle East	85%
Southeast Asia	57%
North America	76%
Total	69%

Revenue per FTE (in $ thousands)(4)
China	4.3
Europe	4.0
Middle East	1.9
Southeast Asia	2.5
North America	6.3
Total	3.5

(1)  We calculate average FTEs for a period by dividing the total number of FTEs at each calendar month end in the period by the number of calendar months in the period.

(2)  We calculate average capacity for a period as the total number of FTEs that can be accommodated in a school based on its existing classrooms at each academic calendar month divided by the number of months in such period.

(3)  We calculate utilization during a period as a percentage equal to the ratio of average FTEs for the period divided by average capacity for the period.

(4)  We calculate revenue per FTE by dividing our revenue from our schools for the period by the average FTEs for the period.

Supplementary Financial Data

The following table sets forth certain supplementary financial data for the periods indicated.

Q4FY15
(unaudited)
(in $ millions)

Revenue (segment)
Premium Schools
China	22.9
Europe	18.5
Middle East	8.3
Southeast Asia	16.4
North America	18.0
Total Premium Schools	84.1
Other	4.6
Total Revenue	88.7

Adjusted EBITDA (segment)

Premium Schools
China	7.6
Europe	(6.1)
Middle East	(2.3)
Southeast Asia	3.5
North America	2.6
Total Premium Schools	5.3
Other	0.4
Central and regional expenses	(9.3)
Adjusted EBITDA	(3.6)

See “Nord Anglia Education, Inc. Reconciliation of Adjusted Cost of Sales, Adjusted Gross Profit, EBITDA, Adjusted EBITDA and Adjusted Net Income” above for a reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, (loss)/profit for the period.